Alex Andreadis (Summary of Investment Related Experience)

July, 2009 – Present: Barclays Bank PLC

- March 2022 to Present: Chief Compliance Officer, Barclays Bank PLC
- March, 2017 – March, 2022:   Corporate and Investment Bank Compliance Lead & Global Head of Markets Compliance
- December, 2016 – March, 2017:   Managing Director, EME/APAC Head Markets Compliance Co-Head Surveillance
- May, 2015 – December, 2016:   Managing Director, Head Barclays Non-Core & Treasury Compliance
- May, 2014 – May, 2015:   Managing Director, Co-Head Markets Compliance
- October, 2013 – May, 2014:   Head Markets Compliance, EMEA
- January, 2011 – October, 2013:   Global Head Credit, EM & Structuring Compliance
- July, 2009 – January, 2011 - EMEA Head Credit, Securitised Products & Exotics

July, 2004 – July, 2009: Goldman Sachs International
Executive Director, Securities Division Compliance

December, 2003 – June, 2004: Citigroup
Compliance – Global Markets

August, 2000 – December, 2003: London Stock Exchange
Market Regulation, Supervision

January, 1998 – June, 2000: Curvalue UK
Derivatives Trader, Risk Manager, Compliance Officer